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Filed by NorthPoint Communications Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO NORTHPOINT EMPLOYEES ON THE NORTHPOINT INTRANET BEGINNING ON AUGUST 8, 2000:


What does this "merger" mean for NorthPoint employees?
The most important thing for employees to know is that nothing will change for several months. While the agreement between NorthPoint and Verizon is being announced in August, we can't actually do anything until the deal is closed. We expect to complete the transaction by mid-2001. That means that while we have to start planning how we will integrate Verizon's DSL business into ours, we can't actually do anything for some months. There will be two phases to the transition. Phase One is the planning stage, from announcement to close. Phase Two is the integration, from close until Verizon's wholesale DSL business is fully integrated into NorthPoint. A transition team is being formed that will be led by Chris Ungson. Chris has been promoted to senior vice president, Merger Planning and Integration, and he will report directly to Liz Fetter. Chris and the transition team will be guided by the following principles:
     - Minimize impact on operations and disruption of business prior to closing
     - Discourage creation of multiple transition teams
     - Defer resource-intensive integration until after closing
     - Focus on optimal organizational structure, personnel, quick-start and post-closing integration

While some people will have to help with the planning, it will be only a few. The rest of us will need to do everything we can to not disrupt our current work since we still have to meet our third and fourth quarter goals.

In the longer term, we expect that the scale, scope and resources of a much larger company will result in such added benefits as more training programs and more career opportunities for employees.

What will be the new employee count?
Approximately 3,000, with each company contributing about 1,500.

What do the 1,500 Verizon employees do? Is there overlap in some areas between Atlas and NorthPoint? Where are their employees located?
The majority of Verizon employees are in engineering, network operations, provisioning, service delivery and customer care, the same areas where NorthPoint currently needs additional resources. The merger involves only a few employees in non-operations areas, such as marketing, product management, HR or legal. Verizon's employees are located throughout the United States.

I am in provisioning/service delivery. Could I lose my job to an Verizon employee?
Since we expect this merger to result in growth and the need to add people, not consolidate, the possibility is highly unlikely.
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Will any NorthPoint employees have to relocate?  What about Verizon employees?
It's much too early to tell if any relocations will be needed. We don't expect to address this issue until Phase Two, the integration phase. We will keep employees informed of decisions like this as they are made.

How long do you expect the transition will take?
Phase One -- from announcement to finalizing the merger -- is expected to be completed by mid-2001. Once completed, we don't know how long the actual integration of the two DSL businesses will take, but we will get a better idea when we get into the planning during Phase One.

How will my job change?
During the period before the closing, only those few people who are on the transition team will experience a job change. The rest of us must remain focused on keeping NorthPoint's business on track for the remainder of the year.

Isn't NorthPoint likely to lose its entrepreneurial atmosphere?
NorthPoint will continue to be an independent company, with its own stockholders and board of directors. It will also retain its current management and culture. The main reason for keeping it independent is to take advantage of its fast-moving entrepreneurial spirit.

What is the financial benefit for NorthPoint employees?
The financial benefit of the merger to NorthPoint employees has been designed to be comparable to the benefit to shareholders. As part of the merger consideration, each NorthPoint shareholder will receive one share of the new NorthPoint and their share of the $350 million in cash that Verizon will pay to the NorthPoint shareholders at closing. Assuming the deal had closed on August 7, 2000, each shareholder would have received approximately $2.50 in cash for each share he/she owned at that time. The number of shares outstanding will change between now and closing and so will the amount of cash shareholders will receive for each share they own. For purposes of this example, let's assume shareholders will receive $2.50 for each share they own.

At the closing several months from now, employees' stock option grants will be converted from the old NorthPoint to the new NorthPoint with an increase in the number of option shares and a decrease in the "strike price." Here's an example of how that works:

Let's assume you currently have 1,000 option shares at a "strike price" of $5.00 each. If you multiply 1,000 x $2.50 (the amount of cash payable with respect to each share of old NorthPoint), you get $2,500. Then divide $2,500 by the average closing price during the week the deal closes. Of course, we cannot know what
                                               ------------------------------
the closing price will be at any future time, so for the sake of this example,
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let's assume that average closing price for the week is $20.00. You would then
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divide $2,500 by $20, which equals 125. You now have 125 additional option shares for a total of 1,125.

In order to calculate the new exercise price, multiply the original 1,000 shares x the original "strike price" of $5.00. That is $5,000. Now divide the $5,000 by the number of your options to purchase shares in the new NorthPoint, and you get the new "strike price" of $4.44 per share.
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The bottom line is that employees get an increase in the number of option shares and a decrease in the "strike price."

Here is another way to look at the same calculation:

                 Before the close         After the close
                 ----------------         ---------------
Option:          1,000 shares of NPNT     1,125 shares of Newco
Exercise price:  $5.00 per share          $4.44

Option conversion calculation:
1,000 shares x $2.50 = $2,500 divided by $20 = 125 additional options

Exercise price calculation:
$5,000 divided by 1,125 = $4.44 per share

Since the objective is to retain as many NorthPoint employees as possible, there is no change in the vesting of options.

What is the likely effect of this announcement on NorthPoint's stock price?
It's impossible to predict the effect on the stock price. However, we think this merger best positions NorthPoint for future success. We hope that investors will agree with us and that will be reflected in our future stock price.

After the transition is completed, is there likely to be a layoff?
This merger is about meeting market demand and realizing the industry's growth opportunities. It's not about consolidation. We don't expect layoffs from this announcement; in fact, we expect to continue to grow our team in order to meet the enormous demand for broadband.

Will this merger help reduce the pressure we currently have on our budget?
No. Since we do not anticipate that the deal will close by the end of the year, we won't get some of the additional investment from Verizon until after year-end. Our current cost-control measures will remain in effect.

Since a new NorthPoint will result from this merger, how will it be different from today's NorthPoint?
The new NorthPoint will have twice as many assets and twice as many employees as the company has today. In a nutshell, it catapults us into a leadership position in the industry. In addition, the new NorthPoint will have a new board of directors, with three representatives from Verizon, three from NorthPoint and three who are independent, which means they are not affiliated with either company. We don't anticipate other changes at this time.

Will this change in control affect NorthPoint's ability to retain talented staff? Are there Incentives in place to avoid defections?
Attracting and retaining talented employees continues to be the challenge for all technology companies. NorthPoint has been successful because we are focused on one of the most exciting opportunities in the communications industry. We think that the new NorthPoint offers compelling benefits for employees and a chance to grow with a company that is better positioned than ever before for the broadband market opportunity.
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Will the new company need to hire? In what areas?
NorthPoint expects to continue in growth mode and we will continue to evaluate our hiring needs.

What about those Verizon employees who are unionized?
Some of the Verizon employees who will be joining NorthPoint are members of a union. We are still in the process of understanding our obligations to the unionized employees, and it is our intention to work in good faith with the unions to determine the effects of the merger.

Does this mean we're likely to get union organizing activity at Pacific? NorthPoint's TRUE North culture is based on open communication between employees at all levels, regardless of job or rank. In addition, our compensation and benefits package is very competitive, including stock options that all of our employees own. In this environment, it is unlikely that employees would feel the need for representation. Of course, ultimately, the decision to organize is made by employees.



NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.